

Mail Stop 3720

May 31, 2006

<u>Via U.S. Mail and Fax: (972) 458-0908</u>
Jeffrey Poll
Chief Operating Officer
IBroadband, Inc.
14286 Gillis Rd.
Farmers Branch, TX 75244

> **RE: IBroadband, Inc.**
> **Amendment No. 1 to Form 10-SB**
> **Filed May 22, 2006**
> **File No. 0-51918**

Dear Mr. Poll:

We have reviewed the above filing and your response letter dated May 22, 2006 and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Form 10-SB</u>

<u>General</u>

1.   In your response to this comment letter, please provide us with draft copies of the disclosure and certifications that will be revised in response to our prior comments 24 through 27.

<u>Item 2 Management's Discussion and Analysis and Results of Operations, page 10</u>

<u>Material Trends and Events, page 11</u>

2.   Please separately discuss your $100,000 legal liability arising out of a default judgment entered against your predecessor, the 5% annual interest that accrues annually on that legal liability, and your plans for paying off the judgment.

<u>Financial Statements, page 11</u>

3.   Further discuss your steady loss of existing customers to clarify the impact this loss will have on operating results going forward, to summarize management's plans to reverse the outflow of existing customers, and to discuss what you are currently doing to prevent the further erosion of your Internet service revenues.

<u>Item 4 Security Ownership of Certain Beneficial Owners and Management, page 14</u>

4.   We note your response to prior comment 13, however Mr. Nawara's beneficial ownership (which includes direct and indirect ownership) is not shown in one entry in the table. The presentation in footnote (3) should be the presentation in the table itself. Appropriate footnotes accompanying the entry can explain his ownership. Please revise accordingly.

<u>Item 6 Executive Compensation, page 17</u>

<u>Director Compensation, page 18</u>

5.   File any agreements between your company and Mr. Nawara that call for compensation of Mr. Nawara, including any agreements for the issuance of stock options and the agreement governing the compensation of Mr. Nawara for $44,000 for the September 30, 2005 fiscal year end.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

6.   We note the restatement of your audited financial statements for the years ended December 31, 2003 and 2004 for deferred salaries. Since you had previously agreed upon a salary to be paid to your officers, such amounts agreed to be paid should have been accrued in your financial statements for each related period. Further, we believe the forgiveness of the salary obligation by your corporate officers in December 2004 is a related party transaction, and the reversal of the accrual should be recorded in that period, December 2004, as a capital contribution within equity. Please restate your financials or tell us why you believe a restatement is not necessary.

We also note further adjustments made to your financial statements for the three months ended December 31, 2004, specifically to cost of services and inventory revaluation and adjustment.

Accordingly, please amend your filings, including your Forms 10-SB, 10-KSB and 10-QSB as applicable, and have your auditors revise their report to make reference to your restatement of the financial statements. Revise to label your financial statements as restated and include a note to the financial statements explaining the restatement.

Consolidated Balance Sheets, page F-22

7.   Tell us why you have a negative accounts receivable balance at March 31, 2006.

Consolidated Statements of Cash Flows, page F-25

8.   For the six months ended March 31, 2005, tell us what is included in the "Adjustment to conversion of common stock for accrued interest payable," and why this is included in cash flow from financing activities.

<center>*   *   *   *</center>

As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested information. Detailed cover letters greatly facilitate our review. Understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Advisor, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director